UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-33961

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k)

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hill International, Inc.

303 Lippincott Centre

Marlton, NJ 08053

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Hill International, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hill International, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepared the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ JENNIFER L ANDERSON LLC

JENNIFER L ANDERSON LLC

Moorestown, New Jersey

June 24, 2011

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS

Investments, at fair value:
Interest-bearing cash	$1,436,992	$1,489,942
Mutual funds	30,972,630	24,393,236
Common stock	5,250,453	3,941,235
Guaranteed investment contract	5,961,890	5,417,014

Total investments	43,621,965	35,241,427

Receivables:
Notes receivable from participants	882,345	655,655

TOTAL ASSETS	$44,504,310	$35,897,082

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$44,504,310	$35,897,082
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,308)	(47,850)

NET ASSETS AVAILABLE FOR BENEFITS	$44,494,002	$35,849,232

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2010

ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,536,730
Interest on participant loans	36,122
Interest	171,033
Dividends and capital gains	545,884

4,289,769

Contributions:
Employer	1,768,190
Participants	5,426,320
Other (including rollovers)	980,956

8,175,466

TOTAL ADDITIONS	12,465,235

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,820,435
Other expenses	30

TOTAL DEDUCTIONS	3,820,465

NET INCREASE	8,644,770
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	35,849,232

END OF YEAR	$44,494,002

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) are prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments – Investments, except the guaranteed investment contract (“GIC”), are presented at fair value, based on the quoted market prices of the underlying securities within each fund at December 31, 2010 and 2009. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GIC is fully benefit-responsive and is reported at fair value and adjusted to contract value. Contract value represents the accumulated contributions plus accrued net earnings, minus distributions. Fair value of the GIC is estimated using discounted cash flows.

GIC’s held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the GIC as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plans gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Hill International, Inc. (the “Sponsor”).

Payment of Benefits

Benefit payments are recorded upon distribution.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

NOTE 2 – DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of the Sponsor who have thirty days of service and are age twenty-one or older. The Plan is voluntary. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the Sponsor may participate in the Plan once the employee has completed thirty days of credited service and has attained age 21. After meeting the requirements, the employee can begin participating on the next entry date. Through March 31, 2010, the entry dates were January 1, April 1, July 1, and October 1. Effective April 1, 2010, participation commences on the first day of the month coinciding with or next following the date on which the employee meets the requirements.

Contributions

Each participant, if eligible, may contribute pre-tax annual compensation up to a maximum of $22,000 per plan year, which includes both pre-tax and “catch-up” deferrals. The limit may change each year to correspond with the Internal Revenue Code. The Sponsor contributes fifty cents for every dollar contributed up to a maximum of six percent of gross wages. The percentage of the matching contribution is determined by the Sponsor’s Board of Directors on an annual basis. Half of the Sponsor’s contribution is used for open market purchases of the Sponsor’s common stock. Contributions to the Plan by highly compensated employees are limited to certain employee deferral percentage relationships. Plan assets are maintained at Prudential Financial, Inc. and are invested at the election of the participants.

Participant Accounts

The plan includes an automatic deferral feature. The amount that is automatically contributed to eligible employees’ accounts is equal to 3% of compensation unless the employee selects an alternative deferral amount or elects not to defer under the plan. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Sponsor’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100 percent vested in both employee contributions and employer match.

Notes Receivable from Participants

Subject to the Administrator’s approval, a participant may elect to borrow from the plan an amount, which may not exceed $50,000 or 50% of the participant’s account balance, whichever is less. These interest-bearing loans are secured by the participant’s account and are repaid through payroll deductions. Loans may not exceed five years unless they are used to buy a participant’s principal residence. Interest is charged based on the prime rate of interest as reflected by local banks, as set forth in the plan agreement, and is fixed for the term of the loan.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59 1/2. Distribution may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by the Sponsor.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, the participants’ accounts would be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code (“IRC”).

NOTE 3 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with the Prudential Insurance Company of America (“Prudential”). Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, minus participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Prudential may not terminate the contract at any amount less than contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. Interest is credited on contract balances using an old money/new money or “bucketed” approach. Under this methodology, different interest crediting rates are applied to contributions based on the calendar quarter in which the contributions were made. An interest crediting rate (“New Money Rate”) is established at the beginning of each calendar quarter. The New Money Rate is applied to all contributions made to the product during that quarter. Four New Money Rates and corresponding buckets are established each year. These New Money Rates are guaranteed through December 31 of the following calendar year. Upon the expiration of the New Money Rate guarantees, the rates for each of these buckets are reset and are then known as “Old Money Rates”. Old Money Rates for each bucket are reset on an annual basis thereafter. The minimum crediting rate under the contract is 3.00%. Withdrawals and transfers out are made on a pro-rata basis from all buckets.

	2010	2009
Average yields:
Based on annualized earnings (1)	3.05%	3.27%
Based on interest rate credited to participants (2)	3.05%	3.27%

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

(1)	Computed by dividing the earnings credited to the plan on the last day of the plan year by the end of the plan year Fair Value and then annualizing the results.
(2)	Computed by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year Fair Value and then annualizing the results.

NOTE 4 – FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quote prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods area appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value at December 31, 2010
	Level 1	Level 2		Level 3		Total
Plan Assets:
Interest-bearing cash	$1,436,992	$		$		$1,436,992
Mutual funds:
Global Stock – Blend	420,001					420,001
Global Stock – Growth	5,020,808					5,020,808
Balanced Value	2,867,219					2,867,219
Large Cap – Growth	7,907,856					7,907,856
Large Cap – Value	2,099,933					2,099,933
Large Cap – Blend	5,262,221					5,262,221
Mid Cap – Growth	1,689,725					1,689,725
Small Cap – Value	3,222,363					3,222,363
Fixed Income – Intermed. Bond	2,482,504					2,482,504
Common stock	5,250,453					5,250,453
Guaranteed investment contract					5,961,890	5,961,890

Total assets at fair value	$37,660,075		$—		$5,961,890	$43,621,965

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

	Assets at Fair Value at December 31, 2009
	Level 1	Level 2		Level 3		Total
Plan Assets:
Interest-bearing cash	$1,489,942	$		$		$1,489,942
Mutual funds:
Global Stock – Growth	4,171,111					4,171,111
Balanced Value	2,024,523					2,024,523
Large Cap – Growth	5,481,104					5,481,104
Large Cap – Value	1,983,184					1,983,184
Large Cap – Blend	5,921,505					5,921,505
Mid Cap – Growth	1,194,846					1,194,846
Small Cap – Value	2,317,198					2,317,198
Fixed Income – Intermed. Bond	1,299,765					1,299,765
Common stock	3,941,235					3,941,235
Guaranteed investment contract					5,417,014	5,417,014

Total assets at fair value	$29,824,413		$—		$5,417,014	$35,241,427

The table below sets forth a summary of the changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010:

Guaranteed Investment Contract
Balance, beginning of year	$5,417,014
Realized gains/(losses)	—
Unrealized gains/(losses)	—
Purchases, sales, issuances and settlements, net	544,876

Balance, end of year	$5,961,890

NOTE 5 – INVESTMENTS

During 2010, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common Stock	$399,562
Mutual funds	3,137,168

$3,536,730

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2010	2009
Prudential Guaranteed Interest Account	$5,961,890	$5,369,164
Prudential Stock Index Fund Z	2,275,748	2,049,731
John Hancock Large Cap Equity	3,658,554	1,847,095
PIMCO Total Return A	2,482,504	*
Invesco Small Cap Value A	3,222,363	*
Oppenheimer Global Opportunities Fund A	5,020,808	4,171,111
Growth Fund of America	2,856,888	2,543,034
MFS Funds Total Return Fund A	2,867,219	2,024,523
Eaton Vance Large Cap Val A	*	1,983,184
Hill International, Inc. Common Stock	5,250,453	3,941,235
Van Kampen Small Cap Value A	*	2,317,198

*	amount does not exceed 5% of the Plan’s net assets at the specified date.

NOTE 6 – RELATED PARTIES AND PARTIES IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

As of December 31, 2010, the Plan owned 811,507 shares of the Sponsor’s common stock with a fair value of $5,250,453, and as of December 31, 2009, the Plan owned 631,608 shares of the Sponsor’s common stock with a fair value of $3,941,235. The Sponsor does not pay dividends on its common stock.

NOTE 7 – INCOME TAX STATUS

The plan received a favorable determination letter from the Internal Revenue Service dated March 31, 2008, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan invests in various investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Hill International, Inc. 401(k) Retirement Savings Plan

Year Ended December 31, 2010

EIN # 20-0953973

PLAN # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties in interest	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment	d. Cost	e. Current value
	Interest Bearing Cash
*	Prudential Money Market Fund	Dryden Government Securities Trust Money Market Fund – Series D	**	$1,436,992

	Mutual Funds
*	Prudential Mutual Funds	Jennison Midcap Growth Fund A	**	1,689,725
*	Prudential Mutual Funds	Prudential Stock Index Fund Z	**	2,275,748
*	Prudential Mutual Funds	PIMCO Total Return A	**	2,482,504
	John Hancock	John Hancock Large Cap Equity	**	3,658,554
	John Hancock	John Hancock Global Opportunities A	**	420,001
	Oppenheimer Funds	Global Opportunities Fund A	**	5,020,808
	Invesco Ltd.	Invesco Small Cap Value A	**	3,222,363
	Invesco Ltd.	Invesco Charter Fund A	**	1,484,100
	American Funds	Growth Fund of America	**	2,856,888
	Lord, Abbet & Co. LLC	Lord Abbet Equity Fund A	**	1,502,373
	MFS Funds	MFS Total Return Fund A	**	2,867,219
	Eaton Vance Large Cap Value A	Eaton Vance Large Cap Value A	**	2,099,933
	American Funds	Amcap Fund	**	1,392,414

	Total mutual funds			30,972,630

	Common Stock
*	Hill International, Inc.	Common Stock	**	5,250,453

	Funds Held in Insurance Company
*	The Prudential Insurance Co of Amer	Guaranteed Interest Account	**	5,951,582

	Notes Receivable from Participants
	Notes receivable from participants, with interest rates of 3.25% to 9.25% maturing through 2016		—	882,345

	Total investments per Schedule H, Line 1f			44,494,002
	Adjustment from contract value to fair value for Guaranteed Interest Account			10,308

	Total investments per financial statements			$44,504,310

*	Indicates party-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 24, 2011	By: /s/ Catherine H. Emma
	Printed Name:	Catherine H. Emma
	Title:	Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan

Annual Report on Form 11-K

For the Year Ended December 31, 2010

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Jennifer L. Anderson LLC